FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

January 8, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on January 8, 2010.

Item 4.

Summary of Material Change

CANALASKA URANIUM EXECUTES DRILL CONTRACT

FOR 2010 EXPLORATION

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, January 8th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report the signing of the first diamond drill contract for the start of the 2010 exploration season for its uranium exploration projects in the Athabasca Basin, Saskatchewan , Canada.

The Company has executed the first contract with Refined Energy Ltd. of Edmonton, Alberta for a minimum 2,000 metres and a maximum of 3,500 metres of diamond drilling.  The drill contract covers two programs of drilling, one at the Collins Bay Extension project, where the company is following up on historical uranium intercepts in drill holes, and the second at the Fond Du Lac project, where the Company will be following up on the summer 2009 season drill intercept in hole FDL017 of 40.4 metres averaging 0.32% U3O8. (see News Release Sept 22, 2009)

Collins Bay Extension: $0.6M program 5-7 drill holes:

In July, 2009, the Company acquired the Collins Bay Extension property from a third party (see News Release July 15, 2009).  The property is immediately adjacent to the current-producing underground Eagle Point mine and the past-producing open pit mines of Collins Bay and Rabbit Lake, operated by Cameco Corporation and its predecessors.

In September, 2009, CanAlaska’s field crews mapped and sampled uranium mineralization in the Fife Island area located north of the Eagle Point mine, and along the same geological trend, in preparation for the winter drill program.

CanAlaska's immediate interest is to drill-test the structurally-controlled uranium mineralization intersected in historical (1984) Minatco drill holes MWLD8 to MWLD13.  The best of these holes intersected 0.152 per cent U3O8 over four metres (over three pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the Vic Zone.

The drill target is at shallow depth (110 metres), and will be tested with at least five holes adjacent and below the intersection.  Additional drill holes are planned for the on-strike extension of the structural splay.

Fond Du Lac:  $0.6M program - 10 drill holes :

The Fond Du Lac exploration program will commence in January, 2010, and will primarily focus on the shallow target in the vicinity of drill hole FDL017, which intercepted 40.2 metres assaying an average 0.32% U3O8.  This hole was drilled in late August, 2009.  The location of the August drill holes is shown on the attached image, and the following sections detail the mineralized intercepts in section.  Winter access will allow a more targeted follow-up program.

Figure 2 -  Fond Du Lac drill area and section lines

Fond du Lac Community
N
008
009
010
025
024
C
007
021
020
012
015
027
023
018
001
028
B
019
013
022
017
B'
002
003
005
006
026
004
014
011
016
Hole FLC017
40m at 0.32% U3O8
C'
029
Historical Resource Outline
2008 Drill Holes
2009 Drill Holes

Figure 3 - Section showing FDL 017 uranium drill intercept below the unconformity

FLC017
Overburden
Sandstone
Basement
Mylonite
220 a.s.l.
200 a.s.l.
180 a.s.l.
160 a.s.l.
140 a.s.l.
120 a.s.l.
100 a.s.l.
80 a.s.l.
376500 E
376550 E
376600 E
376650 E
376700 E
10 m
20
30
40
50
60
70
80
90
100
110
120
130
0
5000
10000
15000
20000
25000
30000
35000
Legend
U ppm
Overburden
Sandstone
Garnetiferous Biotite Gneiss
Biotite Gneiss

Mineralogical studies, geophysical interpretations and geological modeling indicate that the historical uranium deposit at Fond Du Lac may be a re-mobilized event, and that the mineralization in the basement rocks drilled in hole FDL017 is a probable source for the sandstone-hosted deposit.  The structures which host the uranium mineralization appear to be controlled by the fault splays and dislocation caused by cross cutting open faults and mylonitic fault zones associated with the regional Grease River fault system.

Figure 4 - Section through deposit, showing uranium mineralization above the unconformity

FLC012
FLC001
FLC003
FLC004
FLC011
FLC002
Overburden
Sandstone
Basement
220 a.s.l.
200 a.s.l.
180 a.s.l.
160 a.s.l.
140 a.s.l.
120 a.s.l.
100 a.s.l.
80 a.s.l.
376340 E
6575900 N
376380 E
6575860 N
376420 E
6575840 N
376440 E
6575820 N
376460 E
6575800 N
376480 E
376500 E
Legend
U ppm
Overburden
Sandstone
Garnetiferous Biotite Gneiss
Biotite Gneiss
Biotite Quartz Gneiss

The trend of the main fault offsets radiating from the mineralized zones at Fond Du Lac,  and intercepted in both drill holes FDL 017 and FDL 020, will be tested on a close-spaced pattern.  Additional drilling will also be carried out in the vicinity of the uranium deposit and a nearby mineralized boulder train in an attempt to locate further mineralized pods and basement faults.  In these areas, the depth to the unconformity is less than 50 metres.  This shallow depth has allowed clear geophysical modeling (IP resistivity, gravity and airborne EM), and will enable comprehensive testing of specific targets with a large number of short drill holes.

The Qualified Technical Person for this release is Peter G. Dasler, M.Sc., P.Geo.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of January 2010.